                                                                    EXHIBIT 99.1

Neta Eshed
General Counsel
Metalink Ltd.
Tel: 972-77-4495900
Fax: 972-153-77-4495901
Neta@Mtlk.com

                  METALINK'S SHARES TO BE DELISTED FROM NASDAQ

GEALYA, ISRAEL, April 18, 2011 - Metalink Ltd. (NASDAQ: MTLK), today announced that it had received notice from the staff of the NASDAQ Stock Market LLC, on
April 12, 2011 indicating that the Company has failed to regain compliance with the minimum $1.00 per share requirement for continued listing as set forth in
NASDAQ's Listing Rule 5550(a)(2) by April 11, 2011 and that, unless the Company appeals, the Company's ordinary shares will be delisted from The NASDAQ Capital
Market at the opening of business on April 21, 2011. Metalink does not intend to appeal the delisting determination.

When delisted from The NASDAQ Capital Market, the Company's shares are expected to become eligible for quotation on the OTC Bulletin Board (OTCBB) or in the
"pink sheets".

The Company will continue to file its periodic reports with the U.S. Securities and Exchange Commission, including Annual Reports on Form 20-F and periodic reports on Form 6-K, as required by applicable securities laws.

ABOUT METALINK

Metalink shares trade on Nasdaq under the symbol "MTLK". For more information, please visit our website at http;//www.MTLK.com.

                              SAFE HARBOR STATEMENT

This press release contains "forward looking statements" within the meaning of the United States securities laws. Words such as "aim," "expect," "estimate,"
"project," "forecast," "anticipate," "intend," "plan," "may," "will," "could,"
"should," "believe," "predicts," "potential," "continue," and similar expressions are intended to identify such forward-looking statements. Because such statements deal with future events, they are subject to various risks and uncertainties that could cause actual results to differ materially from those in the forward looking statements. Factors that could cause or contribute to such differences include, but are not limited to: whether Metalink shares will be eligible for quotation on the OTCBB or pink sheets; absence of significant operations following the Lantiq transaction; uncertainty as to our future business model and our ability to identify and evaluate suitable business opportunities; and our U.S. shareholders may suffer adverse tax consequences if we will be classified as a passive foreign investment company. Additional factors that could cause actual results to differ materially from these forward-looking statements are set forth from time to time in Metalink's filings with the Securities and Exchange Commission, including Metalink's Annual Report in Form F-20. Readers are cautioned not to place undue reliance on forward-looking statements. Except as required by applicable law, the Company undertakes no obligation to republish or revise forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrences of unanticipated events. The Company cannot guarantee future results, events, and levels of activity, performance, or achievements.